SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of November, 2002

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




       RYANAIR ANNOUNCES CUSTOMER SERVICE STATISTICS FOR MONTH OF OCTOBER


Ryanair, the only airline in Europe which voluntarily publishes monthly customer service statistics, today (Tuesday, 12th November 2002) unveiled its performance for the month of October 2002.

84% (8,258) of all Ryanair's 9,800 flights during October arrived on time. This figure represents a further increase from 81% in September and 70% during August.

During the month, Ryanair received 0.55 complaints per 1,000 passengers carried, maintaining a standard of just half of 1 complaint per 1,000 passengers carried, an improvement of 35% over the previous year.

The figure for baggage complaints in October stood at 0.90 complaints per 1,000 passengers, an increase of 34% over the performance in September (1.21 per 1,000 pax).


PASSENGER SERVICE STATISTICS: OCTOBER                             2001     2002

1. ON-TIME FLIGHTS                                                82%      84%
2. COMPLAINTS (per 1,000 passengers carried)                      0.85     0.55
3. BAGGAGE COMPLAINTS (per 1,000 passengers carried)              1.38     0.90
4. COMPLAINTS ANSWERED WITHIN 7 DAYS                              N/A      100%


Ryanair also confirmed that 100% of all complaints received in October were responded to within the 7 day target of Ryanair's new Customer Service Charter (full details of which are available at www.RYANAIR.COM). Ryanair again called on the high fare airlines who huff and puff so much about service levels to publish their own figures, although given that they are so poor, Ryanair recognises that this is quite unlikely.

Ends. Tuesday, 12th November 2002


For further information
please contact:   Pauline McAlester, Murray Consultants, Tel.01-4980300

www. RYANAIR.COM




                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  12 November 2002

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director